UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CHINA BIOLOGIC PRODUCTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

16938C106

(CUSIP Number)

May 21, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Shanghai RAAS Blood Products Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Creat Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON CO

Explanatory Note

On May 21, 2013, Shanghai RAAS Blood Products Co., Ltd. (”RAAS”) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Ms. Siu Ling Chan (“Ms. Chan”) and her spouse, Mr. Tung Lam. The Stock Purchase Agreement was filed by Ms. Chan as Exhibit 7 to Ms. Chan’s Schedule 13D/A, as filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2013. Pursuant to the Stock Purchase Agreement, RAAS agreed to buy from Ms. Chan an aggregate of 2,657,660 shares of Common Stock of China Biologic Products, Inc. (the “Issuer”) at a price of $20 per share, representing 9.9% of the total outstanding shares of Common Stock of the Issuer. The Stock Purchase Agreement was mutually terminated by the parties thereto on June 7, 2013, effective as of the date of the execution of the Stock Purchase Agreement, and no shares of the Issuer’s Common Stock were acquired by RAAS pursuant to the Stock Purchase Agreement. A copy of the termination agreement was filed by Ms. Chan as Exhibit 8 to Ms. Chan’s Schedule 13D/A as filed with the SEC on June 7, 2013.

Item 1(a)	Name of Issuer:

China Biologic Products, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

18th Floor, Jialong International Building
19 Chaoyang Park Road, Chaoyang District, Beijing 100125
People's Republic of China

Item 2(a)	Name of Person Filing:

1. Shanghai RAAS Blood Products Co., Ltd.
2. Creat Group Co., Ltd.

This statement on Schedule 13G relates to securities which may have been deemed to be directly beneficially owned by RAAS as a result of entering into the Stock Purchase Agreement. Creat Group Co., Ltd. (“Creat”) owns approximately 38.58% of the outstanding shares of RAAS and, as a result, may be deemed to have beneficially owned any securities deemed to be beneficially owned by RAAS prior to the termination of the Stock Purchase Agreement. The Stock Purchase Agreement was terminated on June 7, 2013 and currently neither RAAS nor Creat beneficially owns any shares of the Issuer’s Common Stock.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Shanghai RAAS Blood Products Co., Ltd.
No. 55, Beidou Road, Minhang District
Shanghai 200245, People's Republic of China

Creat Group Co., Ltd.
B21 floor, Lead International
Jia No.2,Wangjing Zhong Huan South Road
Chaoyang District, Beijing, People's Republic of China

Item 2(c)	Citizenship

1. Shanghai RAAS Blood Products Co., Ltd. - People's Republic of China
2. Creat Group Co., Ltd. - People's Republic of China

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

16938C106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages is incorporated herein by reference

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013

Shanghai RAAS Blood Products Co., Ltd.

By:	/s/Yuewen Zheng________
Name:	Yuewen Zheng
Title:	Chairman of the Board

Creat Group Co., Ltd.

By:	/s/Yuewen Zheng________
Name:	Yuewen Zheng
Title:	Chairman of the Board

LIST OF EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement dated as of June 7, 2013, by and between Shanghai RAAS Blood Products Co., Ltd. and Creat Group Co., Ltd.

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G with respect to the shares of common stock of China Biologic Products, Inc., dated as of June 7, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

Date: June 7, 2013

Shanghai RAAS Blood Products Co., Ltd.

By:	/s/Yuewen Zheng________
Name:	Yuewen Zheng
Title:	Chairman of the Board

Creat Group Co., Ltd.

By:	/s/Yuewen Zheng________
Name:	Yuewen Zheng
Title:	Chairman of the Board